                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 333-27959

                                $419,998,187.50
                             RALSTON PURINA COMPANY
                         7% Exchangeable Notes Due 2000
       6,781,000 Stock Appreciation Income Linked SecuritiesSM (SAILSSM)
                                  -----------
 The principal amount of each of the  7% Exchangeable Notes Due August 1, 2000
  (each,  a  "SAILS"), of  Ralston  Purina  Company, a  Missouri  corporation
   ("Ralston"), being  offered hereby will be $61.9375 (the last  sale price of the  common  stock, par  value  $.01  per share  (the  "IBC  Common
      Stock"), of Interstate Bakeries Corporation, a Delaware corporation
       ("IBC"),  on July 23,  1997, as  reported on  the New  York Stock
        Exchange  Composite Tape)  (the "Initial  Price"). Interest  on
          the SAILS, at  the rate of  7% of the  principal amount  per annum, is payable quarterly  on February 1, May 1, August
            1 and  November 1 of  each year, beginning  November 1,
             1997. The SAILS  are not subject to redemption or any
               sinking fund prior to maturity.
At maturity (including as a result of acceleration or otherwise), the principal amount of each SAILS will be mandatorily exchanged by Ralston into a number of shares of IBC Common Stock (or, at Ralston's option, the cash equivalent and/or such other consideration as permitted or required by the terms of the
  SAILS) at the Exchange Rate (as defined herein). The Exchange Rate is equal to, subject to certain adjustments, (a) if the Maturity Market Price (as defined below) is greater than or equal to the Threshold Appreciation
   Price of $75.5638, 0.8197  of a share of IBC  Common Stock per SAILS, (b)
   if  the Maturity  Market Price  is less  than the  Threshold Appreciation
    Price of $75.5638 but is greater than the Initial Price, a fraction of a share of IBC Common Stock per SAILS having a value (determined using the  Maturity Market Price) equal to  the Initial Price and  (c) if the
     Maturity Market Price is less than or equal to the Initial Price, one share of IBC Common Stock per SAILS. Holders of SAILS will realize no equity appreciation if at maturity the Maturity Market Price is less than the Threshold Appreciation  Price and will realize only 81.97%
      of the appreciation  above the Threshold Appreciation Price for the period prior to maturity if at maturity the Maturity  Market Price is above  the Threshold Appreciation Price.  The "Maturity Market
        Price" means the average  Closing Price (as defined  herein) per share of IBC Common Stock for the 20 Trading Days (as defined herein) immediately prior to maturity, except as otherwise described herein.  Accordingly, the  value of  the IBC  Common
         Stock  to  be  received  by  holders  of  the  SAILS (or,  at
          Ralston's option, the cash equivalent and/or such other consideration as permitted or required by the terms of the
          SAILS)   at  maturity   will  not  necessarily   equal  the
           principal amount thereof.
The SAILS will be general senior  unsecured obligations of Ralston ranking pari passu  with all  of its  other  general senior  unsecured and  unsubordinated indebtedness  and will  rank  senior  in right  of  payment  to  any future
  subordinated  obligations   of  Ralston.  The  SAILS  will  be  effectively
   subordinated to  all indebtedness of Ralston's subsidiaries.  As of March
    31, 1997, (i)  the total amount of  outstanding indebtedness of Ralston
     (which will  be pari passu  with the  SAILS) was  $362.2 million, and
     (ii) the total amount of outstanding indebtedness of Ralston's subsidiaries was $429.6 million. IBC will have no obligations with respect to the SAILS. See "Description of the SAILS."
 FOR A  DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED  IN CONNECTION
   WITH AN  INVESTMENT IN  THE SAILS, SEE  "RISK FACTORS RELATING  TO SAILS"
     BEGINNING ON PAGE 4.
 Attached hereto is a  prospectus of IBC relating to the  shares of IBC Common
  Stock  that may be received  by holders of the  SAILS at maturity. The  IBC
    Common Stock is  listed on the  New York Stock  Exchange ("NYSE") under the  symbol "IBC." The  SAILS have been  approved for listing  on the
       NYSE subject to official notice of issuance.
  For a discussion of certain United States federal income tax consequences for holders of SAILS, see "Certain United States Federal Income Tax
                               Considerations."
 "Stock Appreciation Income Linked Securities" and "SAILS" are service marks of
                        Credit Suisse First Boston, Inc.
 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION NOR  HAS  THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON  THE  ACCURACY OR  ADEQUACY OF  THIS  PROSPECTUS. ANY
         REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                   UNDERWRITING
                                     PRICE TO     DISCOUNTS AND    PROCEEDS TO
                                     PUBLIC(1)     COMMISSIONS    RALSTON(1)(2)
                                  --------------- -------------- ---------------
Per SAILS........................    $61.9375         $1.85         $60.0875
Total(3)......................... $419,998,187.50 $12,544,850.00 $407,453,337.50

(1) Plus accrued interest from the issue date.
(2) Before deducting expenses payable by Ralston, estimated to be $635,155.
(3) Ralston has granted to the Underwriters an option, exercisable by Credit Suisse First Boston Corporation for 30 days from the date of this prospectus supplement, to purchase a maximum of 968,000 additional SAILS to cover over-allotments of SAILS. If the option is exercised in full, the total Price to Public will be $479,953,687.50, Underwriting Discounts and Commissions will be $14,335,650.00 and Proceeds to Ralston will be $465,618,037.50. See "Underwriting."
  The SAILS are offered by the several Underwriters when, as and if issued by Ralston, delivered to and accepted by, the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the SAILS in book-entry form will be made through the facilities of The Depository Trust Company on or about July 29, 1997, against payment in immediately available funds.
CREDIT SUISSE FIRST BOSTON
             BEAR, STEARNS & CO. INC.
                              LEHMAN BROTHERS
                                             J.P. MORGAN & CO.
                                                            SALOMON BROTHERS INC
                        Prospectus dated July 23, 1997.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SAILS OR IBC COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

  Ralston is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other informational documents with the Securities and Exchange Commission (the "Commission"). Such documents can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the following regional offices of the
Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains an Internet site on the World Wide Web at http://www.sec.gov that contains reports, proxy statements and other information regarding Ralston. Such documents can also be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, N.Y. 10005, the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605, and The Pacific Stock Exchange, Incorporated, 301 Pine Street, San Francisco, California 94104.

  This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), relating to the SAILS. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to Ralston and the SAILS offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, heretofore filed with the Commission by Ralston under the Exchange Act, are incorporated herein by reference:

  (i) Annual Report on Form 10-K for the fiscal year ended September 30,
      1996;

  (ii) Quarterly Report on Form 10-Q for the fiscal quarters ended December 31, 1996 and March 31, 1997; and

  (iii) Current Reports on Form 8-K dated May 23, 1997 and July 21, 1997.

  All documents filed by Ralston pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the SAILS shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Ralston will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents). Such a request may be directed in writing to the Investor Relations Department, Ralston Purina Company, Checkerboard Square, St. Louis, Missouri 63164 or by telephone to (314) 982-2374.

                            SUMMARY OF THE OFFERING

Securities Offered..........  6,781,000 SAILS--7% Exchangeable Notes Due August
                              1, 2000 of Ralston.
Price to Public.............  $61.9375 per SAILS (the last sales price per share of the IBC Common Stock on July 23, 1997).
Interest....................  7% per annum, payable quarterly on February 1,
                              May 1, August 1, and November 1, beginning
                              November 1, 1997.
                              On August 1, 2000 (including as a result of
Mandatory Exchange..........  acceleration or otherwise, "Maturity") the principal amount of each SAILS will be
                              mandatorily exchanged by Ralston into a number of shares of IBC Common Stock (or, at Ralston's option, the cash equivalent and/or such other consideration as permitted or required by the terms of the SAILS) at an Exchange Rate equal to
                              (a) if the Maturity Market Price is greater than or equal to the Threshold Appreciation Price ($75.5638), 0.8197 of a share of IBC Common Stock per SAILS, (b) if the Maturity Market Price is less than the Threshold Appreciation Price of $75.5638 but is greater than the Initial Price, a fraction of a share of IBC Common Stock per SAILS, determined by dividing the Initial Price by the Maturity Market Price, that would have a value (determined using the Maturity Market Price) equal to the Initial Price and (c) if the Maturity Market Price is less than or equal to the Initial Price, one share of IBC Common Stock per SAILS, subject in each case to adjustment in certain events. See "Description of the SAILS-- Dilution Adjustments; Other Adjustment Events."
Enhanced Yield; Less Equity
 Appreciation...............  Holders of SAILS will be entitled to receive quarterly payments of interest at the rate of 7% of the principal amount of the SAILS per annum. IBC currently pays cash dividends at the rate of $0.54 per share per annum (equivalent to 0.87% of the Initial Price); however, until such time as Ralston delivers shares of IBC Common Stock to holders of SAILS at Maturity, holders of SAILS will not be entitled to receive any IBC dividends. The opportunity for equity appreciation afforded by an investment in the SAILS prior to Maturity is less than that afforded by an investment in IBC Common Stock. Holders of the SAILS will realize no equity appreciation if at Maturity the Maturity Market Price is less than the Threshold Appreciation Price (which has been set at $75.5638 or 22% above the Initial Price), and will realize only 81.97% of the appreciation above the Threshold Appreciation Price for the period prior to Maturity if at Maturity the Maturity Market Price is above the Threshold Appreciation Price. Holders of the SAILS will realize the entire decline in equity value for that period if at Maturity the Maturity Market Price is below the Initial Price.
                              The SAILS are not redeemable prior to Maturity.
Not Redeemable..............
Ranking.....................  The SAILS will be general senior unsecured obligations of Ralston ranking pari passu with all of its other general senior unsecured and unsubordinated indebtedness. See
                              "Capitalization." IBC will have no obligations with respect to the SAILS.
                              The SAILS have been approved for listing on the
Listing.....................  NYSE subject to official notice of issuance.

                        RISK FACTORS RELATING TO SAILS

  As described in more detail below, the trading price of the SAILS may vary considerably prior to Maturity, due to, among other things, fluctuations in the market price of IBC Common Stock and other events that are difficult to predict and beyond Ralston's control.

AMOUNT PAYABLE AT MATURITY BASED ON IBC COMMON STOCK PRICE

  The terms of the SAILS differ from those of ordinary debt securities in that the value of the IBC Common Stock (or cash equivalent) that a holder of the SAILS will receive upon the mandatory exchange of the principal amount thereof at Maturity (the "Amount Receivable at Maturity") is not fixed, but is based on the market price of the IBC Common Stock at Maturity ("Maturity Market Price") as specified in the Exchange Rate (as defined under "Description of the SAILS"). Because the market price of the IBC Common Stock is subject to market fluctuations, the Amount Receivable at Maturity may be more or less than the principal amount of the SAILS. For example, if the Maturity Market Price of the IBC Common Stock is less than the Initial Price, the Amount Receivable at Maturity will be less than the principal amount paid for the SAILS, in which case an investment in SAILS would result in a loss of principal and, if IBC is insolvent or bankrupt, could result in a total loss of the principal amount. Holders of SAILS, therefore, bear the full risk of a decline in the value of the IBC Common Stock prior to Maturity.

OPPORTUNITY FOR EQUITY APPRECIATION LESS THAN IBC COMMON STOCK

  Because each of the SAILS will be mandatorily exchangeable for less than one share of IBC Common Stock (or its cash equivalent) at Maturity if the Maturity Market Price exceeds the Initial Price, the opportunity for equity appreciation afforded by an investment in the SAILS during the period prior to Maturity is less than the opportunity for equity appreciation afforded by a direct investment in IBC Common Stock. If the Maturity Market Price is above the Initial Price but below the Threshold Appreciation Price (as defined under "Description of the SAILS"), which has been set at $75.5638 and which represents an appreciation of 22% over the Initial Price, holders of the SAILS would realize no equity appreciation on the IBC Common Stock for that period. If the Maturity Market Price is above the Threshold Appreciation Price, holders of SAILS will realize only 81.97% of the appreciation of the IBC Common Stock for that period above the Threshold Appreciation Price. See "Description of the SAILS" for an illustration of the Amount Receivable at Maturity that a SAILS holder would receive at various Maturity Market Prices.

UNPREDICTABILITY OF MARKET PRICE FOR IBC COMMON STOCK

  It is impossible to predict whether the market price of IBC Common Stock will rise or fall. Trading prices of IBC Common Stock will be influenced by changes in IBC's financial condition, results of operations and prospects, and by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally, the stock exchange or quotation system on which IBC Common Stock is traded and the market segment of which IBC is a part. See the prospectus relating to IBC and to IBC Common Stock attached hereto. Any market that develops for the SAILS is likely to influence and be influenced by the market for IBC Common Stock. For example, the price of the IBC Common Stock could become more volatile and could be depressed by investors' anticipation of the potential distribution into the market, upon the Maturity of the SAILS, of the additional number of shares of IBC Common Stock held by Ralston which may be delivered by Ralston upon Maturity of the SAILS. Such shares, as of May 30, 1997, constituted approximately 20.63% of the outstanding IBC Common Stock (assuming the Underwriters' overallotment option is exercised in full). See "Relationship between Ralston Purina Company and Interstate Bakeries Corporation." The price of IBC Common Stock could also be affected by possible sales of IBC Common Stock by investors who view the SAILS as a more attractive means of equity participation in IBC and by hedging or arbitrage trading activity that may develop involving the SAILS and the IBC Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

  Trading prices of IBC Common Stock also may be influenced if Ralston, IBC, another market participant or another principal stockholder of IBC hereafter issues securities with terms similar to those of the SAILS or sells or otherwise transfers a substantial amount of shares of IBC Common Stock. Ralston owns an aggregate of 16,923,077 shares of IBC Common Stock, constituting approximately 45% of the outstanding shares of IBC Common Stock as of May 30, 1997. Pursuant to the Shareholder Agreement (described below) Ralston has agreed to own less than 15.0% of IBC's voting securities outstanding on August 15, 2000. If IBC's purchase of 1,000,000 shares of IBC Common Stock described under "Relationship Between Ralston Purina Company and Interstate Bakeries Corporation" had been completed as of May 30, 1997, Ralston would have held approximately 43.5% of IBC's Common Stock. Assuming that Ralston delivers one share of IBC Common Stock per SAILS at Maturity and the number of shares of outstanding IBC Common Stock at August 15, 2000 is the same as the number of such shares outstanding as of May 30, 1997, under the Shareholder Agreement Ralston would be required to dispose of an additional 3,658,530 shares of IBC Common Stock prior to August 15, 2000 (2,690,530 additional shares if the Underwriters' overallotment option is exercised in full). In addition, Mr. William P. Stiritz, Chairman of the Board and Chief Executive Officer of Ralston, and Mr. James R. Elsesser, Vice President and Chief Financial Officer of Ralston, held 595,050 shares and 14,550 shares of IBC Common Stock, respectively, constituting approximately 1.6% as of May 30, 1997, of the outstanding shares of IBC Common Stock. Ralston is unable to predict whether Mr. Stiritz or Mr. Elsesser may sell shares of IBC Common Stock as Ralston reduces its ownership of IBC Common Stock.

POTENTIAL DILUTION OF IBC COMMON STOCK

  The Amount Receivable at Maturity is subject to adjustment for certain described events arising from stock splits and combinations, stock dividends, certain other actions of IBC that modify its capital structure and certain other transactions involving IBC. See "Description of the SAILS--Dilution Adjustments; Other Adjustment Events." The Amount Receivable at Maturity will not be adjusted for other events, such as employee stock option grants and offerings of IBC Common Stock for cash or in connection with acquisitions or for certain other transactions involving IBC which are not specifically described as "Adjustment Events," that may adversely affect the price of IBC Common Stock, and possibly reduce its liquidity. Because of the relationship of such Amount Receivable at Maturity to the price of IBC Common Stock, such other events may adversely affect the trading price of the SAILS. There can be no assurance that IBC will not make offerings of IBC Common Stock or as to the amount of such offerings, if any, nor that IBC will not take such other action in the future.

NO RIGHTS AS IBC STOCKHOLDERS

  Until such time, if any, as Ralston shall deliver shares of IBC Common Stock to holders of the SAILS at Maturity, holders of the SAILS will not be entitled to any rights with respect to such shares of IBC Common Stock (including, without limitation, voting rights (including voting rights in respect of IBC transactions such as an acquisition of IBC), rights to respond to tender offers and rights to receive any dividends or other distributions in respect thereof). See "Relationship Between Ralston and IBC" below for a description of the restrictions on Ralston's right to vote its shares of IBC Common Stock.

SAILS ARE GENERAL SENIOR UNSECURED OBLIGATIONS OF RALSTON

  The Indenture does not contain any restriction on Ralston's use of the proceeds of this offering or on the ability of Ralston to sell, pledge or convey all or any portion of the IBC Common Stock held by it or its subsidiaries, and no such shares of IBC Common Stock will be pledged or otherwise held in escrow for use at Maturity of the SAILS, and the SAILS are not secured by any other assets of Ralston. There is no limitation in the Indenture on the incurrence of additional senior debt of Ralston ranking pari passu with the SAILS or additional indebtedness of subsidiaries of Ralston to which holders of SAILS would be effectively subordinated. Consequently, in the event of a bankruptcy, insolvency or liquidation of Ralston or its subsidiaries, the IBC Common Stock, if any, owned by Ralston or its subsidiaries will be subject to the claims of creditors of Ralston, including holders of SAILS, or its subsidiaries, respectively. The SAILS do not contain sinking fund or other mandatory redemption provisions. The SAILS are not subject to payment prior to Maturity at the option of the holder.

  The Indenture does not afford holders of the SAILS protection in the event of a highly leveraged transaction except as may be described under "Description of the SAILS--Certain Covenants."

FIXED YIELD

  Although holders of SAILS will be entitled to receive quarterly payments of interest at the rate of 7% of the principal amount of the SAILS per annum and IBC currently pays cash dividends at the rate of $0.54 per share per annum (equivalent to 0.87% of the Initial Price per annum), there can be no assurance that the yield on the SAILS will remain higher than the dividend yield on shares of IBC Common Stock.

NO PRIOR MARKET FOR THE SAILS

  The SAILS are novel and innovative securities and there is currently no secondary market for the SAILS. It is impossible to predict how the SAILS will trade in the secondary market or whether such market will be liquid. The Underwriters currently intend, but are not obligated, to make a market in the SAILS. There can be no assurance that a secondary market will develop or, if a secondary market does develop, that it will provide the holders of the SAILS with liquidity or that it will continue for the life of the SAILS.

  The SAILS have been approved for listing on the NYSE subject to official notice of issuance. The NYSE could revoke the listing or stop trading of the SAILS at any time. If the SAILS are no longer listed or traded on any securities exchange or trading market, or if the NYSE or a securities exchange or trading market stops trading of the SAILS, holders of the SAILS may have difficulty obtaining pricing information and it may be more difficult to resell the SAILS.

UNCERTAINTY OF FEDERAL INCOME TAX CONSEQUENCES

  No statutory, judicial or administrative authority directly addresses the characterization of the SAILS or instruments similar to the SAILS, for U.S. federal income tax purposes and, as a result, significant aspects of the U.S. federal income tax consequences of an investment in the SAILS are not certain. No ruling is being requested from the Internal Revenue Service ("IRS") with respect to the SAILS and Ralston has not received an opinion of counsel with respect to the specific tax consequences of owning or disposing of SAILS. Accordingly, no assurance can be given that the IRS will agree with the conclusions expressed under "Certain United States Federal Income Tax Considerations."

RISK FACTORS RELATING TO IBC

  Investors in the SAILS should carefully consider the information in the prospectus of IBC attached hereto, including the information contained therein under "Risk Factors" beginning on page 7 of such prospectus.

NO OBLIGATION ON THE PART OF IBC WITH RESPECT TO THE SAILS

  IBC has no obligations with respect to the SAILS or the Amount Receivable at Maturity, including any obligation to take the interests of Ralston or of holders of the SAILS into consideration for any reason. See "Relationship Between Ralston Purina Company and Interstate Bakeries Corporation." IBC will not receive any of the proceeds of the offering of the SAILS made hereby and is not responsible for, and has not participated in, the determination of the timing of the offering or the prices for or quantities of SAILS to be issued. IBC is not involved with the administration or trading of the SAILS or the determination or calculation of the Amount Receivable at Maturity.

RELATIONSHIP BETWEEN RALSTON AND IBC

  Because of the provisions in the Shareholder Agreement between Ralston and IBC that limit Ralston's voting rights as described below (see "Relationship Between Ralston Purina Company and Interstate Bakeries Corporation"), Ralston is not in a position to influence the voting by holders of IBC Common Stock on any matter other than any proposed merger of IBC or sale of all or substantially all of the assets of IBC or creation of any other class of IBC voting stock. In addition, the Shareholder Agreement provides that, unless specifically permitted in writing in advance by the Chairman of the Board of IBC, Ralston may not acquire additional shares of IBC Common Stock (except to prevent dilution of its interest in certain circumstances) or propose or seek to effect any business combination with IBC at any time prior to July 22, 2001. Accordingly, Ralston does not believe it should be deemed a controlling shareholder of IBC.

  Two executive officers of Ralston currently serve on IBC's nine member Board of Directors pursuant to the terms of the Shareholder Agreement (however, IBC has no obligation under the terms of such Shareholder Agreement to nominate any Ralston designee after their respective terms expire in 1997 and 1999). Accordingly, Ralston is not in a position to control the voting of IBC's Board of Directors on any matter involving the relationship between the two companies. If IBC's Board of Directors is presented with a proposal putting these officers in a conflicting situation between the interests of IBC and the interests of Ralston, they may abstain from participating in the consideration of such proposal and any such proposal would then be considered by, and be subject to the approval of, a majority of the disinterested directors of IBC.

  See "Relationship Between Ralston Purina Company and Interstate Bakeries Corporation."

                            RALSTON PURINA COMPANY

  Ralston, incorporated in Missouri in 1894, is the world's largest producer of dry dog and dry and soft-moist cat foods. Ralston's pet foods are sold under the Purina name, including "Dog Chow(R)," "Cat Chow(R)" and numerous other dog and cat food brands. Ralston is also a significant manufacturer of primary batteries, rechargeable batteries and battery-powered lighting products, principally under the trademarks "Eveready(R)" and "Energizer(R)." Ralston is also a major producer of other pet products, including cat box filler (under the "Golden Cat(R)" and "Tidy Cat(R)" names), dietary soy protein, fiber food ingredients and polymer products, and, outside the United States, feeds for livestock and poultry.

  On March 29, 1996, Ralston announced its intention to separate its international agricultural animal feeds business in a tax-free spin-off to shareholders. That business manufactures and markets a complete line of formula feeds and animal health products, including feeds for hogs, dairy cows, cattle, poultry, rabbits, horses, shrimp and fish, in 16 countries outside of the United States. For the fiscal year ended September 30, 1996, the international animal feeds segment accounted for approximately 23% of sales and 6% of operating profit of Ralston. At this time, the assets and liabilities and debt to be assumed by the spun-off entity have not yet been determined. Ralston has announced that it expects the spin-off to be completed in early 1998. Completion is contingent upon a favorable tax ruling from the IRS and final approval by Ralston's Board of Directors. Ralston believes that the spin-off will have no material effect on its results of operations or on its ability to meet its obligations under the SAILS.

  On May 23, 1997, Ralston announced that Mr. William P. Stiritz will resign as Chief Executive Officer and President on September 30, 1997, but will remain as Ralston's Chairman of the Board, and will serve as Chairman and Chief Executive Officer of Ralston's international animal feeds business upon its spin-off. Messrs. W. Patrick McGinnis and J. Patrick Mulcahy will be appointed as Co-Chief Executive Officers as of October 1, 1997.

  Ralston maintains its principal executive offices at Checkerboard Square, St. Louis, Missouri 63164, Tel. (314) 982-1000.

  For additional information with respect to Ralston, see the documents specified under "Incorporation of Certain Documents by Reference."

                                USE OF PROCEEDS

  The net proceeds to be received by Ralston from the sale of the SAILS offered hereby, after deducting underwriting discounts and commissions, but before related expenses payable by Ralston, are estimated to be $407.5 million ($465.6 million if the Underwriter's over-allotment option is exercised in full). Ralston intends to use the net proceeds from the offering of the SAILS to repay short-term debt. At June 30, 1997, $505 million of short-term debt was outstanding which at such date carried a weighted average interest rate of 5.8%.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of earnings to fixed charges of Ralston for the periods indicated:

                                            SIX MONTHS
                                              ENDED    YEAR ENDED SEPTEMBER 30,
                                            MARCH 31,  ------------------------
                                               1997    1996 1995 1994 1993 1992
                                            ---------- ---- ---- ---- ---- ----
Ratio of Earnings to Fixed Charges(a)......    3.8     3.3  2.9  2.4  2.8  2.7

--------
(a) For the purpose of this ratio, "Earnings" consists of earnings before income taxes, equity earnings, extraordinary item (1992, 1993, 1994, 1995 and 1996), cumulative effect of accounting changes (1993) and "fixed charges." "Fixed charges" consist of preferred stock dividends, interest and amortization of debt discount and expense on all indebtedness, and a portion of net rental expense representative of the interest factor.

                        INTERSTATE BAKERIES CORPORATION

  IBC, through its wholly-owned operating subsidiary, Interstate Brands Corporation ("Brands"), is the largest baker and distributor of fresh bakery products in the United States. IBC produces, markets, distributes and sells a wide range of breads, rolls, snack cakes, donuts, sweet goods and related products. These products are sold under a number of national brand names, such as "Wonder(R)," "Hostess(R)" and "Home Pride(R)," as well as regional brand names, including "Butternut(R)," "Dolly Madison(R)" and "Merita(R)." "Wonder(R)" white bread and "Home Pride(R)" wheat bread are the number one and two top selling branded breads sold in the United States. "Hostess(R)" products, including "Twinkies(R)," CupCakes, and "Ho-Ho's(R)" are among the leading snack cake products sold in the United States.

  IBC distributes its products in markets representing approximately 90% of the United States population. IBC operates 67 bakeries and 1,400 thrift stores and employs over 32,000 people. IBC's driver-salesmen deliver products directly from IBC's over 1,200 distribution centers to more than 200,000 food outlets and stores.

  IBC has grown to its present size primarily through the acquisition of other bakery businesses. In July 1995, IBC acquired Continental Baking Company ("CBC") from Ralston for $220.0 million in cash and 16,923,077 shares of IBC Common Stock. Since the acquisition of CBC, IBC has taken significant steps to continue to build and capitalize on the brand equity in the "Wonder(R)" and "Hostess(R)" brands. IBC has also worked to realize cost savings from the CBC acquisition and to achieve economies of scale in the operations of Brands and CBC. As a result of the CBC acquisition and these actions, IBC has significantly increased net sales and profitability. In fiscal 1997, IBC reported net sales of approximately $3.2 billion, an 11.6% increase from the prior year's net sales of approximately $2.9 billion (which included only 45 weeks of combined operations of IBC and CBC), and net income of approximately $97.2 million, or $2.55 per share, compared to the prior year's $24.5 million, or $0.70 per share ($0.85 before a one-time pre-tax charge of $9.5 million). IBC's operating income as a percentage of net sales increased to nearly 6% in 1997 from 2.7% in fiscal 1996 (3.1% before the one-time pre-tax charge).

  For additional information about IBC, including risks associated with an investment in IBC Common Stock, see the prospectus of IBC attached hereto. IBC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The prospectus of IBC attached hereto incorporates its Annual Report on Form 10-K for the fiscal year ended June 1, 1996, its Quarterly Reports on Form 10-Q for the quarters ended August 24, 1996, November 16, 1996 and March 8, 1997, the description of the IBC Common Stock contained in IBC's Registration Statement on Form 8-A filed on May 28, 1992 and all documents filed by IBC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of such prospectus and prior to the termination of this SAILS offering. Such documents may be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. and at its regional offices and at the offices of the NYSE on which the IBC Common Stock is listed. Such documents, without exhibits, also may be obtained by writing to Ray Sandy Sutton, Corporate Secretary, Interstate Bakeries Corporation, 12 East Armour Boulevard, Kansas City, MO 64111 (telephone number (816) 502-4000). See "Available Information" and "Incorporation of Certain Documents by Reference" in the prospectus of IBC attached hereto. All information relating to IBC which is contained in this Prospectus or contained in or incorporated by reference in the prospectus of IBC attached hereto was provided by IBC. Ralston assumes no responsibility for the accuracy of such information.

                  RELATIONSHIP BETWEEN RALSTON PURINA COMPANY
                      AND INTERSTATE BAKERIES CORPORATION

  Ralston, through a wholly-owned subsidiary, currently owns 16,923,077 shares of IBC Common Stock, constituting approximately 45% of the outstanding shares of IBC Common Stock as of May 30, 1997.

  Pursuant to a Shareholder Agreement, dated as of July 22, 1995, as amended (the "Shareholder Agreement"), among Ralston, IBC and a subsidiary of Ralston, Ralston agreed, with certain limited exceptions, not to acquire any additional shares of IBC Common Stock prior to July 22, 2001. Ralston also agreed pursuant to the Shareholder Agreement to reduce its ownership of IBC Common Stock, by August 15, 2000, to less than 15.0% of IBC's total outstanding voting securities. Ralston has registration rights with respect to the IBC Common Stock owned by it, but the Shareholder Agreement provides that, with certain limited exceptions, Ralston may not sell any of such IBC Common Stock without first offering the securities to IBC. Ralston has offered to sell, and IBC has declined the opportunity to purchase, the IBC Common Stock which may be delivered pursuant to the SAILS offered hereby. IBC also has the right, between August 15, 2000 and August 14, 2001, to acquire any of the IBC Common Stock then held by Ralston at a price equal to 110% of its then current market price, as defined in the Shareholder Agreement.

  The Shareholder Agreement requires that Ralston vote the shares of IBC Common Stock in accordance with the recommendation of IBC's Board of Directors with respect to shareholder proposals and nominations to the IBC Board, and, with respect to other proposals, in proportion to the votes of all other shareholders; provided that Ralston may vote as it deems appropriate with respect to proposals for the merger of IBC, the sale of all or substantially all of IBC's assets or the issuance of any other class of voting stock of IBC. Mr. William P. Stiritz and Mr. James R. Elsesser serve on the Board of Directors of IBC at the request of Ralston pursuant to the terms of the Shareholder Agreement. Mr. Stiritz's term expires in 1997 and Mr. Elsesser's term expires in 1999. Upon expiration of their respective terms, IBC will have no further obligation under the Shareholder Agreement or otherwise to nominate any designee of Ralston for election as a director of IBC, but the Board of Directors of IBC may ask either Mr. Stiritz or Mr. Elsesser, or both, to stand for reelection at the end of their respective terms. If either or both are reelected, their terms would extend beyond the Maturity of the SAILS.

  IBC has agreed, simultaneously with the closing of the SAILS transaction, to purchase from Ralston 1,000,000 shares of IBC Common Stock at a purchase price per share equal to the Initial Price, less a 3% discount. For information concerning the number of shares of IBC Common Stock, Ralston has agreed to sell under the Shareholder Agreement, see "Risk Factors Relating to SAILS-- Shares Eligible for Future Sale."

  IBC has agreed to indemnify Ralston against any losses caused by any untrue statement or alleged untrue statement with regard to IBC Common Stock or IBC contained in this Prospectus or the prospectus of IBC attached hereto.

  IBC has no obligations with respect to the SAILS. See "Risk Factors Relating to SAILS--No Obligation on the Part of IBC with Respect to the SAILS."

                PRICE RANGE OF INTERSTATE BAKERIES CORPORATION
                          COMMON STOCK AND DIVIDENDS

  IBC Common Stock is listed and traded on the NYSE under the symbol "IBC." The following table sets forth, for each of the quarterly periods indicated, the high and low sales prices for IBC Common Stock, as reported on the NYSE Composite Tape, and cash dividends paid, during fiscal 1998, 1997, 1996 and 1995.

FISCAL 1998 QUARTER                     HIGH     LOW   DIVIDENDS
-------------------                    ------- ------- ---------
First (through July 23, 1997)......... $64.375 $54.625   $.135(1)
FISCAL 1997 QUARTER
-------------------
First................................. $30.125 $25.500   $.125
Second................................  45.250  29.625    .135
Third.................................  51.000  42.250    .135
Fourth..................................55.125  46.375    .135
FISCAL 1996 QUARTER
-------------------
First................................. $19.500 $14.375   $.125
Second................................  22.250  18.875    .125
Third.................................  23.250  20.500    .125
Fourth................................  27.625  22.500    .125
FISCAL 1995 QUARTER
-------------------
First................................. $12.875 $11.875   $.125
Second................................  13.500  12.500    .125
Third.................................  15.375  12.500    .125
Fourth................................  14.875  14.125    .125

--------
(1) The Board of Directors of IBC has declared a dividend to be paid to shareholders of record on July 15, 1997, payable on August 1, 1997.

  As of July 23, 1997, there were 4,719 holders of record of IBC Common Stock.

  For a recent sales price of the IBC Common Stock, see the cover page of this Prospectus.

  Ralston makes no representation as to the amount of dividends, if any, that IBC will pay in the future. In any event, holders of the SAILS will not be entitled to receive any dividends or other distributions that may be payable on the IBC Common Stock until such time as Ralston, if it so elects, delivers shares of IBC Common Stock at Maturity of the SAILS, and then only with respect to dividends or other distributions having a record date on or after the date of delivery of such shares of IBC Common Stock. See "Description of the SAILS."

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of Ralston at March 31, 1997, and as adjusted to reflect the application of the estimated net proceeds from the sale of the SAILS (assuming the Underwriter's over-allotment option is not exercised) to pay short-term debt.

                                                            AT MARCH 31, 1997
                                                          ----------------------
                                                          HISTORICAL AS ADJUSTED
                                                          ---------- -----------
                                                              (IN MILLIONS)
Short-term debt, excluding current maturities:
  Notes Payable..........................................  $  791.8   $  384.9
Long-term debt:
  Debentures, 7 3/4%-9.30%...............................   1,206.0    1,206.0
  ESOP Loan Guarantee....................................      87.7       87.7
  Medium Term Notes, 8.52%-10.18%........................      71.9       71.9
  Capitalized Lease Obligations, 5.8%-6.5%...............       6.2        6.2
  Industrial Revenue Bonds, 4.5%-12.75%..................      29.1       29.1
  Revolving Credit Agreement LIBOR + 15 basis points.....      50.0       50.0
  Other..................................................      95.3       95.3
                                                           --------   --------
    Total existing long-term debt........................   1,546.2    1,546.2
  SAILS..................................................       --       420.0
                                                           --------   --------
    Total long-term debt.................................   1,546.2    1,966.2
Current maturities of long-term debt.....................      97.5       97.5
                                                           --------   --------
    Total long-term debt, less current maturities........   1,448.7    1,868.7
                                                           --------   --------
Redeemable Preferred Stock...............................     314.3      314.3
                                                           --------   --------
Total shareholders' equity...............................     801.3      801.3
                                                           --------   --------
    Total capitalization.................................  $3,453.6   $3,466.7
                                                           ========   ========

  The foregoing financial data should be read in conjunction with the consolidated financial statements for the indicated periods which are included in the documents incorporated by reference under "Incorporation of Certain Documents by Reference." The SAILS debt will initially be recorded on the balance sheet at the principal amount as of issuance. At each subsequent balance sheet date, the SAILS will be marked to the cash value of the underlying IBC shares for which the SAILS may be exchanged. Any changes in value will be recorded in earnings each period.

                   SELECTED FINANCIAL INFORMATION OF RALSTON

  The following table sets forth selected financial information for Ralston for, and at the end of, the six-month periods ended March 31, 1997 and 1996 and each of the five years in the period ended September 30, 1996. The selected financial information for the five years ended September 30, 1996 has been derived from Ralston's consolidated financial statements, which have been audited by Price Waterhouse LLP, independent auditors. Certain reclassifications have been made to historical financial information to conform with current year presentation. The selected financial information for the six-month periods ended March 31, 1997 and 1996 is derived from unaudited financial statements. The unaudited financial statements, in the opinion of Ralston's management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for these periods. Financial information for the interim periods presented is not necessarily indicative of financial information to be anticipated for the full year. The information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein.

                          SIX MONTHS ENDED
                              MARCH 31,             FOR THE YEAR ENDED SEPTEMBER 30,
                          ------------------  ------------------------------------------------
                            1997      1996      1996    1995(1)   1994(2)     1993      1992
                          --------  --------  --------  --------  --------  --------  --------
                                (IN MILLIONS EXCEPT PER SHARE AND PERCENTAGE DATA)
STATEMENT OF EARNINGS
 DATA
Net Sales...............  $3,279.8  $3,071.4  $6,114.3  $7,171.6  $7,676.6  $7,874.8  $7,725.9
Costs and Expenses
 Cost of products sold..   1,956.7   1,812.1   3,668.1   4,088.0   4,282.5   4,322.0   4,223.1
 Selling, general and
  administrative........     571.8     529.4   1,068.1   1,734.1   1,861.3   1,879.8   1,784.9
 Advertising and
  promotion.............     348.5     319.0     592.8     598.4     771.2     848.1     904.8
 Interest expense.......      87.0      99.2     190.3     199.8     220.4     238.1     242.9
 Provisions for
  restructuring.........       --        --       18.0      90.8      99.9       --       79.0
 Gain on sale of CBC....       --        --        --      (50.3)      --        --        --
 Gain on sale of
  assets................       --        --        --        --        --        --      (41.5)
 Other (income)/expense,
  net...................      (0.9)     14.4      14.7      (3.4)     19.6       6.4      (9.4)
                          --------  --------  --------  --------  --------  --------  --------
 Earnings before Income
  Taxes, Equity
  Earnings,
  Extraordinary Item and
  Cumulative Effect of
  Accounting Changes....     316.7     297.3     562.3     514.2     421.7     580.4     542.1
 Income Taxes...........    (117.2)   (113.0)   (212.2)   (215.0)   (203.3)   (239.1)   (221.4)
                          --------  --------  --------  --------  --------  --------  --------
Earnings before Equity
 Earnings, Extraordinary
 Item, and Cumulative
 Effect of Accounting
 Changes................     199.5     184.3     350.1     299.2     218.4     341.3     320.7
Equity Earnings, Net of
 Taxes..................      14.6       3.3      11.6       0.9       --        --        --
                          --------  --------  --------  --------  --------  --------  --------
Earnings before
 Extraordinary Item and
 Cumulative Effect of
 Accounting Changes.....     214.1     187.6     361.7     300.1     218.4     341.3     320.7
Extraordinary Item--Loss
 on Early Retirement of
 Debt...................       --        --       (2.1)     (3.7)     (9.5)    (11.8)     (7.5)
                          --------  --------  --------  --------  --------  --------  --------
Earnings before
 Cumulative Effect of
 Accounting Changes.....     214.1     187.6     359.6     296.4     208.9     329.5     313.2
Cumulative Effect of
 Accounting Changes:
 Postretirement benefits
  other than pensions...       --        --        --        --        --     (171.9)      --
 Income taxes...........       --        --        --        --        --      (35.0)      --
                          --------  --------  --------  --------  --------  --------  --------
Net Earnings............  $  214.1  $  187.6  $  359.6  $  296.4  $  208.9  $  122.6  $  313.2
                          ========  ========  ========  ========  ========  ========  ========
BALANCE SHEET DATA
Total Assets............  $4,811.7  $4,671.5  $4,785.1  $4,567.2  $4,622.3  $5,071.9  $5,150.5
                          --------  --------  --------  --------  --------  --------  --------
Long-Term Debt..........   1,448.7   1,547.2   1,437.0   1,602.1   1,594.6   2,054.5   2,111.3
                          --------  --------  --------  --------  --------  --------  --------
Stockholders Equity.....     801.3     602.3     689.0     494.2     355.6     469.8     655.2
                          --------  --------  --------  --------  --------  --------  --------

--------
(1) Effective July 22, 1995, Ralston sold CBC. Ralston's earnings and cash flows reflect the operations of CBC through July 22, 1995.
(2) On March 31, 1994, Ralston effected a spin-off of Ralcorp Holdings, Inc., its private label and branded cereal, baby food, crackers and cookies, ski resort and coupon redemption businesses. Ralston's earnings and cash flows reflect the operations of those businesses through March 31, 1994.

                           DESCRIPTION OF THE SAILS

GENERAL

  The SAILS are to be issued under an indenture, dated as of May 26, 1995, as supplemented by a supplemental indenture dated as of July 29, 1997, (the "Indenture"), between Ralston and The First National Bank of Chicago, as Trustee (the "Trustee"). A copy of the Indenture has been included as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definition therein of certain terms. Initially capitalized terms used herein and not defined herein shall bear the meanings ascribed thereto in the Indenture.

  The SAILS will be unsecured and unsubordinated senior indebtedness of Ralston and will rank pari passu with all other general senior unsecured and unsubordinated indebtedness of Ralston. The Indenture does not limit the amount of debt securities which can be issued thereunder and provides that debt securities may be issued thereunder in series up to the aggregate principal amount which may be authorized from time to time by Ralston. The SAILS constitute a single series of the debt securities issued under the Indenture. The aggregate number of SAILS to be issued will be 6,781,000 plus such additional number of SAILS as may be issued pursuant to the over-allotment option granted by Ralston to the Underwriters. See "Underwriting." The SAILS will mature on August 1, 2000 (the "Stated Maturity"). The Indenture does not afford holders of the SAILS protection in the event of a highly leveraged transaction except as may be described under "Certain Covenants" below.

  Each of the SAILS, which will be issued with a principal amount of $61.9375, will bear interest at the annual rate of 7% of the principal amount per annum (or approximately $4.34 per annum) from the date of original issuance, or from the most recent Interest Payment Date (as defined below) to which interest has been paid or provided for, until the principal amount thereof is exchanged at Maturity pursuant to the terms of the SAILS. Interest on the SAILS will be payable quarterly in arrears on February 1, May 1, August 1 and November 1, commencing November 1, 1997 (each, an "Interest Payment Date"), to the persons in whose names the SAILS are registered at the close of business on the 15th day of the calendar month immediately preceding such Interest Payment Date, provided that interest payable at Maturity shall be payable to the person to whom the principal is payable. Interest on the SAILS will be computed on the basis of a 360-day year of twelve 30-day months. If an Interest Payment Date falls on a day which is not a business day or which is a legal holiday on which the corporate trust office of the Trustee or banking institutions in the place of payment are authorized or required to close, the interest payment to be made on such Interest Payment Date will be made on the next succeeding business day with the same force and effect as if made on such Interest Payment Date, and no additional interest will accrue as a result of such delayed payment.

  At Maturity, the principal amount of each of the SAILS will be mandatorily exchanged by Ralston into a number of shares of IBC Common Stock (or, at Ralston's option, the equivalent amount of cash and/or such other consideration as permitted or required to be paid by the terms of the SAILS) at the Exchange Rate (as defined below). The "Exchange Rate" is equal to, (a) if the Maturity Market Price (as defined below) is greater than or equal to $75.5638 (the "Threshold Appreciation Price"), 0.8197 of a share of IBC Common Stock per SAILS, (b) if the Maturity Market Price is less than the Threshold Appreciation Price but is greater than the Initial Price, (i) a fraction equal to the Initial Price divided by the Maturity Market Price of (ii) one share of IBC Common Stock per SAILS that would have a value (determined at the Maturity Market Price) equal to the Initial Price and (c) if the Maturity Market Price is less than or equal to the Initial Price, one share of IBC Common Stock per SAILS. The Exchange Rate is subject to adjustment as provided below under "Dilution Adjustments; Other Adjustment Events." THE VALUE OF THE IBC COMMON STOCK TO BE RECEIVED BY HOLDERS OF THE SAILS (OR, AS DISCUSSED BELOW, THE CASH EQUIVALENT TO BE RECEIVED IN LIEU OF SUCH SHARES) AT MATURITY WILL NOT NECESSARILY EQUAL THE PRINCIPAL

AMOUNT OF SUCH SAILS. The ratios of shares of IBC Common Stock per SAILS specified in clauses (a), (b) (ii) and (c) above of the Exchange Rate definition are hereinafter referred to as the "Share Components." Any shares of IBC Common Stock delivered by Ralston to the holders of the SAILS who are not affiliated with IBC shall be free of any transfer restrictions, and the holders of the SAILS will be responsible for the payment of any and all brokerage costs upon the subsequent sale of such shares. No fractional shares of IBC Common Stock will be issued at Maturity as provided under "Fractional Shares" below. Although it is Ralston's current intention to deliver shares of IBC Common Stock at Maturity, Ralston may, at its option, deliver cash, in lieu of delivering such shares of IBC Common Stock. The amount of cash deliverable in respect of each SAILS shall be equal to the product of the number of shares of IBC Common Stock otherwise deliverable in respect of such SAILS on the date of Maturity multiplied by the Maturity Market Price. In the event Ralston elects to deliver cash in lieu of shares of IBC Common Stock at Maturity, it will be obligated pursuant to the Indenture to deliver cash to all Holders of SAILS. Factors Ralston may consider in determining whether to deliver cash or IBC Common Stock at Maturity include the long-term outlook for return on IBC Common Stock and the limitations agreed to by Ralston in the Shareholder Agreement. On or prior to the fourth Business Day prior to August 1, 2000, Ralston will notify the Trustee, which in turn will notify the registered Holders of the SAILS (which, so long as the SAILS shall be in the form of one or more Global Securities, shall be The Depository Trust Company or its nominee), and publish a notice in a daily newspaper of national circulation stating whether the principal amount of each SAILS will be exchanged for shares of IBC Common Stock or cash (and/or such other consideration as permitted or required by the terms of the SAILS); provided, however, that if Ralston intends to deliver cash, Ralston shall have the right, as a condition to delivery of such cash, to require certification as to the domicile and residency of each beneficial Holder of the SAILS.

  Notwithstanding the foregoing, (i) in the case of certain dilution events, the Exchange Rate will be subject to adjustment and (ii) in the case of certain adjustment events, the consideration received by Holders of the SAILS at Maturity will be shares of IBC Common Stock, other securities and/or cash. See "Dilution Adjustments; Other Adjustment Events" below.

  The "Maturity Market Price" is defined as the average Closing Price per share of IBC Common Stock for the 20 Trading Days immediately prior to (but not including) the date of Maturity; provided, however, that if there are not 20 Trading Days for the IBC Common Stock occurring later than the 60th calendar day immediately prior to, but not including, the date of Maturity, "Maturity Market Price" will be defined as the market value per share of IBC Common Stock at Maturity as determined by a nationally recognized investment banking firm retained for such purpose by Ralston. The Maturity Market Price is subject to adjustment as provided under "Dilution Adjustments; Other Adjustment Events" below. The "Closing Price" of any security on any date of determination means (i) the closing sale price (or, if no closing sale price is reported, the last reported sale price) of such security (regular way) on the NYSE on such date, (ii) if such security is not listed for trading on the NYSE on any such date, as reported in the composite transactions for the principal United States securities exchange on which such security is so listed, (iii) if such security is not so listed on a United States national or regional securities exchange, as reported by the NASDAQ Stock Market, (iv) if such security is not so reported, the last quoted bid price for such security in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or (v) if such security is not so quoted, the average of the mid-point of the last bid and ask prices for such security from each of at least three nationally recognized investment banking firms selected by Ralston for such purpose. A "Trading Day" is defined as a Business Day on which the Closing Price of the security to be valued (A) is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and (B) has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of such security. "Business Day" means any day that is not a Saturday, a Sunday or a day on which the NYSE, banking institutions or trust companies in The City of New York are authorized or obligated by law or executive order to close.

  For illustrative purposes only, the following chart shows the number of shares of IBC Common Stock or the amount of cash that a holder of the SAILS would receive for each SAILS at various Maturity Market Prices. The table assumes that there will be no adjustments to the Exchange Rate described under "Dilution

Adjustments; Other Adjustment Events" below. There can be no assurance that the Maturity Market Price will be within the range set forth below. Given the Initial Price of $61.9375 per SAILS and the Threshold Appreciation Price of $75.5638, a SAILS Holder would receive at Maturity the following number of shares of IBC Common Stock or amount of cash (if Ralston elects to pay the SAILS in cash):

     MATURITY MARKET PRICE OF           NUMBER OF SHARES OF                 AMOUNT OF
         IBC COMMON STOCK                IBC COMMON STOCK                     CASH
     ------------------------           -------------------                 ---------
             $50.0000                         1.0000                        $50.0000
             $61.9375                         1.0000                        $61.9375
             $70.0000                         0.8848                        $61.9375
             $75.5638                         0.8197                        $61.9375
             $80.0000                         0.8197                        $65.5738

  As the foregoing chart illustrates, if at Maturity, the Maturity Market Price is greater than or equal to $75.5638, Ralston will be obligated to deliver 0.8197 of a share of IBC Common Stock per SAILS, resulting in Ralston receiving 18.03% of the appreciation in market value of the IBC Common Stock for the period between the date hereof and Maturity and the SAILS holder receiving 81.97% of the appreciation in such market value above $75.5638. If at Maturity, the Maturity Market Price is greater than $61.9375 and less than $75.5638, Ralston will be obligated to deliver only a fraction of a share of IBC Common Stock having a market value equal to $61.9375, resulting in Ralston retaining all appreciation in the market value of the IBC Common Stock for that period. If at Maturity, the Maturity Market Price is less than or equal to $61.9375, Ralston will be obligated to deliver one share of IBC Common Stock per SAILS, regardless of the market price of such shares, resulting in the SAILS holder realizing the entire loss on the decline in market value of the IBC Common Stock for that period.

  Interest on the SAILS will be payable, and delivery of IBC Common Stock (or, at the option of Ralston, its cash equivalent and/or such other consideration as permitted or required as described below) in exchange for the SAILS at Maturity will be made upon surrender of such SAILS, at the office or agency of Ralston maintained for such purposes; provided, however, that payment of interest may be made at the option of Ralston by check mailed to the persons in whose names the SAILS are registered at the close of business on the 15th day of the calendar month immediately preceding the relevant Interest Payment Date. See "Book-Entry System" below. Initially such office will be the principal corporate trust office of the Trustee, First National Plaza, Suite 126, Chicago, Illinois 60670.

  The SAILS will be transferrable at any time or from time to time at the aforementioned office. No service charge will be made to the Holder for any such transfer except for any tax or governmental charge payable in connection therewith.

  The Indenture does not contain any restriction on the ability of Ralston to sell, pledge or convey all or any portion of the IBC Common Stock held by it or its subsidiaries, and no shares of IBC Common Stock will be pledged or otherwise held in escrow for use at Maturity of the SAILS. Consequently, in the event of a bankruptcy, insolvency or liquidation of Ralston or its subsidiaries, the IBC Common Stock, if any, owned by Ralston or its subsidiaries will be subject to the claims of the creditors of Ralston or its subsidiaries, respectively, including Holders of SAILS. In addition, as described herein, Ralston will have the option, exercisable in its sole discretion, to satisfy its obligations pursuant to the mandatory exchange for the principal amount of each SAILS at Maturity by delivering to holders of the SAILS either the number of shares of IBC Common Stock specified above or cash in an amount equal to the product of such number of shares multiplied by the Maturity Market Price. As a result, there can be no assurance that Ralston will elect at Maturity to deliver IBC Common Stock or, if it so elects, that it will use all or any portion of its holdings of IBC Common Stock at that time, if any, to make such delivery. Holders of the SAILS will not be entitled to any rights with respect to IBC Common Stock (including, without limitation, voting rights (including voting rights in respect of IBC transactions such as an acquisition of IBC), rights to respond to tender offers, and rights to receive any dividends or other distributions in respect thereof) until such time, if any, as Ralston shall have delivered shares of IBC Common Stock to holders of the SAILS at Maturity thereof, and the applicable record date, if any, for the exercise of such rights occurs after such date.

DILUTION ADJUSTMENTS; OTHER ADJUSTMENT EVENTS

  The Exchange Rate is subject to adjustment if IBC shall (i) pay a stock dividend or make a distribution, in each case, with respect to IBC Common Stock in shares of IBC Common Stock, (ii) subdivide or split its outstanding shares of IBC Common Stock into a greater number of shares, (iii) effect a reverse stock split or other action which combines the outstanding shares of IBC Common Stock into a smaller number of shares, (iv) issue by reclassification (other than a reclassification pursuant to clause (ii), (iii), (iv) or (v) of the definition of Adjustment Event below) of the outstanding shares of IBC Common Stock any shares of common stock of IBC, or
(v) issue rights or warrants to all holders of IBC Common Stock entitling them to subscribe for or purchase shares of IBC Common Stock at a price per share less than the Market Price (as defined below) of the IBC Common Stock on the Business Day next following the record date for the determination of holders of IBC Common Stock entitled to receive such rights or warrants. Notwithstanding (v) above, however, the Exchange Rate will not be subject to adjustment in the event that IBC shall (1) issue rights to purchase shares of IBC Common Stock pursuant to a plan for the reinvestment of dividends or (2) distribute rights or warrants to all holders of IBC Common Stock which, upon the occurrence of a specified event or events, entitle the holders thereof to subscribe for or purchase shares of IBC's Common Stock at a price per share less than the Market Price of the IBC Common Stock at the time of such occurrence; provided, however, in the case of rights or warrants described in clause (2), the Exchange Rate will be so adjusted at the time that any of such rights or warrants actually become exercisable at such lower price, and the calculation of the adjustment of the Exchange Rate will be made with respect to the Business Day next following the occurrence of the specified event or events instead of the record date for the determination of holders of IBC Common Stock entitled to receive such rights or warrants.

  In the case of the events referred to in clauses (i), (ii), (iii) and (iv) above, the Exchange Rate shall be adjusted by adjusting each of the Share Components of the Exchange Rate in effect immediately prior to such event so that a Holder of any SAILS shall be entitled to receive, upon mandatory exchange of the principal amount of such SAILS at Maturity, the number of shares of IBC Common Stock (or, in the case of a reclassification referred to in clause (iv) above, the number of other shares of common stock of IBC issued pursuant thereto) which such Holder of such SAILS would have owned or been entitled to receive immediately following such event had such SAILS been exchanged immediately prior to such event or any record date with respect thereto.

  In the case of any event referred to in clause (v) above, the Exchange Rate shall be adjusted by multiplying each of the Share Components of the Exchange Rate in effect on the record date for the issuance of the rights or warrants referred to in clause (v) above, by a fraction, of which the numerator shall be (A) the number of shares of IBC Common Stock outstanding on the record date for the issuance of such rights or warrants, plus (B) the number of additional shares of IBC Common Stock offered for subscription or purchase pursuant to such rights or warrants, and of which the denominator shall be (x) the number of shares of IBC Common Stock outstanding on the record date for the issuance of such rights or warrants, plus (y) the number of additional shares of IBC Common Stock which the aggregate offering price of the total number of shares of IBC Common Stock so offered for subscription or purchase pursuant to such rights or warrants would purchase at the Market Price of the IBC Common Stock on the Business Day next following the record date for the determination of holders of IBC Common Stock entitled to receive such rights or warrants, which number of additional shares shall be determined by multiplying such total number of shares by the exercise price of such rights or warrants and dividing the product so obtained by such Market Price. To the extent that such rights or warrants expire prior to the Maturity of the SAILS and shares of IBC Common Stock are not delivered pursuant to such rights or warrants prior to such expiration, the Exchange Rate shall be readjusted to the Exchange Rate which would then be in effect had such adjustments for the issuance of such rights or warrants been made upon the basis of delivery of only the number of shares of IBC Common Stock actually delivered pursuant to such rights or warrants. Any shares of IBC Common Stock issuable in payment of a dividend shall be deemed to have been issued immediately prior to the close of business on the record date for such dividend for purposes of calculating the number of outstanding shares of IBC Common Stock under this paragraph.

  "Market Price" means, as of any date of determination, the average Closing Price per share of IBC Common Stock for the 20 Trading Days immediately prior to the date of determination; provided, however, that if there are not 20 Trading Days for IBC Common Stock occurring later than the 60th calendar day immediately prior to, but not including, such date, the Market Price shall be determined as the market value per share of IBC Common Stock as of such date as determined by a nationally recognized investment banking firm retained for such purpose by Ralston.

  All adjustments to the Exchange Rate will be calculated to the nearest 1/10,000th of a share of IBC Common Stock (or, if there is not a nearest 1/10,000th of a share, to the next lower 1/10,000th of a share). No adjustment in the Exchange Rate shall be required unless such adjustment would require an increase or decrease of at least one percent therein; provided, however, that any adjustments which by reason of the foregoing are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

  If an adjustment is made to the Exchange Rate pursuant to clauses (i), (ii),
(iii), (iv) or (v) above, an adjustment shall also be made to the Maturity Market Price as such term is used to determine which of clauses (a), (b) or
(c) of the Exchange Rate definition will apply at Maturity and for purposes of calculating the fraction in sub-clause (b)(i) of the definition of Exchange Rate. The required adjustment to the Maturity Market Price shall be made at Maturity by multiplying the Maturity Market Price by the cumulative number or fraction determined pursuant to the Share Component adjustment procedure described above. In the case of the reclassification of any shares of IBC Common Stock into any common stock of IBC other than IBC Common Stock, such common stock shall be deemed to be shares of IBC Common Stock solely to determine the Maturity Market Price and to apply the Exchange Rate at Maturity. Each such adjustment to the Exchange Rate and the Maturity Market Price shall be made successively.

  In the event of (i) any dividend or distribution by IBC to all holders of IBC Common Stock of evidences of its indebtedness or other assets (other than 1) dividends or distributions referred to in clause (i) of the first paragraph under this caption "Dilution Adjustments; Other Adjustment Events," 2) any common shares issued pursuant to a reclassification referred to in clause (iv) of such paragraph and 3) Ordinary Cash Dividends (as defined below)) or any issuance by IBC to all holders of IBC Common Stock of rights or warrants (other than rights or warrants for which adjustment is required, as referred to in clause (v) of the first paragraph under this caption "Dilution Adjustments; Other Adjustment Events" or for which an adjustment is then or may be later required as set forth in the last sentence of such first paragraph), (ii) any consolidation or merger of IBC with or into another entity (other than a merger or consolidation in which IBC is the continuing corporation and in which the shares of IBC Common Stock outstanding immediately prior to the merger or consolidation are not exchanged for cash, securities or other property of IBC or another corporation), (iii) any sale, transfer, lease or conveyance to another corporation of the property of IBC as an entirety or substantially as an entirety, (iv) any statutory exchange of securities of IBC with another corporation (other than in connection with a merger or acquisition) or (v) any liquidation, dissolution or winding up of IBC (any such event, an "Adjustment Event"), each Holder of a SAILS will receive at Maturity, in lieu of or (in the case of an Adjustment Event described in clause (i) above) in addition to, shares of IBC Common Stock as described above (calculated using the formula set forth in "General" and the Maturity Market Price set forth in the last sentence of this paragraph), cash in an amount equal to (A) if the Maturity Market Price is greater than or equal to the Threshold Appreciation Price, 0.8197 multiplied by the Transaction Value (as defined below), (B) if the Maturity Market Price is less than the Threshold Appreciation Price but is greater than the Initial Price, the product of (x) the Initial Price divided by the Maturity Market Price multiplied by (y) the Transaction Value and (C) if the Maturity Market Price is less than or equal to the Initial Price, the Transaction Value. Following an Adjustment Event, the Maturity Market Price, as such term is used in this paragraph and throughout the definition of Exchange Rate, shall be deemed to equal (A) the Maturity Market Price of the shares of IBC Common Stock, as adjusted pursuant to the method set forth in the preceding paragraph, plus (B) the Transaction Value.

  Notwithstanding the foregoing, with respect to any securities received in an Adjustment Event (A) that are (i) listed on a United States national securities exchange, (ii) that are reported on a United States national securities system subject to last sale reporting, (iii) that are traded in the over-the-counter market and reported on the National Quotation Bureau or similar organization or (iv) for which bid and ask prices are available from at least three nationally recognized investment banking firms and (B) that are either (x) perpetual equity securities or (y) non-perpetual equity or debt securities with a stated maturity after the Stated Maturity of the SAILS ("Reported Securities"), Ralston may, at its option, in lieu of delivering the amount of cash deliverable in respect of Reported Securities received in an Adjustment Event, as determined in accordance with the previous paragraph, deliver a number of such Reported Securities with a value equal to such cash amount, as determined in accordance with clause (ii) of the definition of Transaction Value, as applicable; provided, however, that (i) if such option is exercised, Ralston shall deliver Reported Securities in respect of all, but not less than all, cash amounts that would otherwise be deliverable in respect of Reported Securities received in an Adjustment Event, (ii) Ralston may not exercise such option if Ralston has elected to deliver cash in lieu of shares of IBC Common Stock, if any, deliverable upon Maturity or if such Reported Securities have not yet been delivered to the holders entitled thereto following such Adjustment Event or any record date with respect thereto, and
(iii) subject to Ralston's obligation to deliver cash with respect to any Reported Security that had not yet been delivered to holders entitled thereto, Ralston must exercise such option if Ralston does not elect to deliver cash in lieu of shares of IBC Common Stock, if any, deliverable upon Maturity. If Ralston elects to deliver Reported Securities, each Holder of a SAILS will be responsible for the payment of any and all brokerage and other transaction costs upon the sale of such Reported Securities. If, following any Adjustment Event, any Reported Security ceases to qualify as a Reported Security, then
(x) Ralston may no longer elect to deliver such Reported Security in lieu of an equivalent amount of cash and (y) notwithstanding clause (ii) of the definition of Transaction Value, the Transaction Value of such Reported Security shall mean the fair market value of such Reported Security on the date such security ceases to qualify as a Reported Security, as determined by a nationally recognized investment banking firm retained for this purpose by Ralston.

  The amount of cash and/or the kind and amount of securities into which the SAILS shall be exchangeable after an Adjustment Event shall be subject to adjustment following such Adjustment Event in the same manner and upon the occurrence of the same type of events as described under this caption "Dilution Adjustments; Other Adjustment Events" with respect to IBC Common Stock and IBC.

  For purposes of the foregoing, the term "Ordinary Cash Dividend" means, with respect to any consecutive 365-day period, any dividend with respect to IBC Common Stock paid in cash to the extent that the amount of such dividend, together with the aggregate amount of all other dividends on IBC Common Stock paid in cash during such 365-day period, does not exceed on a per share basis 10% of the average of the Closing Prices per share of IBC Common Stock over such 365-day period.

  The term "Transaction Value" means (i) for any cash received in any Adjustment Event, the amount of cash received per share of IBC Common Stock,
(ii) for any Reported Securities received in any Adjustment Event, an amount equal to (x) the average Closing Price per security of such Reported Securities for the 20 Trading Days immediately prior to Maturity multiplied by
(y) the number of such Reported Securities (as adjusted pursuant to the second preceding paragraph) received for each share of IBC Common Stock and (iii) for any property received in any Adjustment Event other than cash or such Reported Securities, an amount equal to the fair market value of the property received per share of IBC Common Stock on the date such property is received, as determined by a nationally recognized investment banking firm retained for this purpose by Ralston; provided, however, that in the case of clause (ii),
(x) with respect to securities that are Reported Securities by virtue of only clause (A)(iv) of the definition of Reported Securities in the third preceding paragraph, Transaction Value with respect to any such Reported Security means the average of the mid-point of the last bid and ask prices for such Reported Security as of Maturity from each of at least three nationally recognized investment banking firms retained for such purpose by Ralston multiplied by the number of such Reported Securities (as adjusted pursuant to the method set forth in the second preceding paragraph) received for each share of IBC Common Stock and (y) with respect to all other Reported Securities, if there are not 20 Trading Days for any particular Reported Security occurring later than the 60th calendar day immediately prior to, but not including, the date of Maturity, Transaction Value with respect to such Reported Security means the market value per security of such Reported Security as of Maturity as determined by a nationally recognized investment banking firm retained for such purpose by Ralston multiplied by the number of such Reported Securities (as adjusted pursuant to the method set forth in the second preceding paragraph) received for each share of IBC Common Stock. For purposes of calculating the Transaction Value, any cash, Reported Securities or other property receivable in any Adjustment Event shall be deemed to have been received immediately prior to the close of business on the record date for such Adjustment Event or, if there is no record date for such Adjustment Event, immediately prior to the close of business on the effective date of such Adjustment Event.

  No adjustments will be made for certain other events, such as employee stock option grants or offerings of IBC Common Stock by IBC for cash or in connection with acquisitions.

  Ralston is required, within ten Business Days following the occurrence of an event that requires an adjustment to the Exchange Rate or the occurrence of an Adjustment Event (or, in either case, if Ralston is not aware of such occurrence, as soon as practicable after becoming so aware), to provide written notice to the Trustee and to each Holder of SAILS of the occurrence of such event, including a statement in reasonable detail setting forth the method by which the adjustment to the Exchange Rate or change in the consideration to be received by Holders of SAILS following the Adjustment Event was determined and setting forth the revised Exchange Rate or consideration, as the case may be; provided, however that, in respect of any adjustment to the Maturity Market Price, such notice will only disclose the factor by which the Maturity Market Price is to be multiplied in order to determine which clause of the Exchange Rate definition will apply at Maturity.

FRACTIONAL SHARES

  No fractional shares of IBC Common Stock or Reported Securities will be issued if Ralston exchanges the SAILS for shares of IBC Common Stock or Reported Securities. If more than one SAILS is surrendered for exchange at one time by the same Holder, the number of full shares of IBC Common Stock or Reported Securities which shall be delivered upon exchange, in whole or in part, as the case may be, shall be computed on the basis of the aggregate number of SAILS so surrendered at Maturity. In lieu of any fractional share or other security otherwise issuable in respect of all SAILS of any holder which are exchanged at Maturity, such holder shall be entitled to receive an amount in cash equal to the value of such fractional share or security at the Maturity Market Price.

DELIVERY OF SECURITIES UPON MATURITY

  All shares of IBC Common Stock and Reported Securities deliverable to holders of the SAILS upon Maturity will be delivered to such holders, whenever practicable, in such manner (such as by book-entry transfer) so as to assure same-day transfer of such securities to such holders and otherwise in the manner customary at such time for delivery of such securities and securities of the same type. Notwithstanding the foregoing, it may not be possible under market practices prevailing at the Maturity of the SAILS to transfer IBC Common Stock and/or Reported Securities so as to assure same-day transfer of such securities to Holders of the SAILS. Accordingly, such Holders of the SAILS may receive all or a portion of the IBC Common Stock and/or Reported Securities into which such SAILS are exchangeable after the date of Maturity.

REDEMPTION

  The SAILS are not subject to redemption prior to Maturity and do not contain sinking fund or other mandatory redemption provisions. The SAILS are not subject to payment at the option of the Holder prior to Maturity.

BOOK-ENTRY SYSTEM

  It is expected that the SAILS will be issued in the form of one or more global securities (the "Global Securities") deposited with The Depository Trust Company (the "Depositary") and registered in the name of a nominee of the Depositary.

  The Depositary has advised Ralston and the Underwriters as follows: the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a

"clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to Section 17A of the Exchange Act. The Depositary was created to hold securities of persons who have accounts with the Depositary ("Participants") and to facilitate the clearance and settlement of securities transactions among its Participants in such securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of certificates. Such Participants include securities brokers and dealers, banks, trust companies and other clearing corporations. Indirect access to the Depositary's book-entry system also is available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly.

  Upon the issuance of a Global Security, the Depositary or its nominee will credit the respective SAILS represented by such Global Security to the accounts of Participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in the Global Securities will be limited to Participants or persons that may hold interests through Participants.

  So long as the Depositary or its nominee, is the registered owner of the SAILS, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the SAILS represented by such Global Security for the purposes of receiving payment on the SAILS, receiving notices and for all other purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have SAILS represented by such Global Security registered in their names and will not receive or be entitled to receive physical delivery of SAILS in definitive form and will not be considered the owners or holders thereof under the Indenture.

  Any payment of principal, premium or interest on SAILS registered in the name of the Depositary or its nominee represented by any such Global Security will be made to the Depositary or its nominee, as the case may be, as the sole registered owner of the Global Security representing the SAILS. None of Ralston, the Trustee, any agent of Ralston or the Trustee or any Underwriter will have any responsibility or liability for any aspect of the Depositary's records relating to or payments made on account of beneficial ownership interests in a Global Security representing any SAILS or for maintaining, supervising or reviewing any of the Depositary's records relating to such beneficial ownership interests.

  Ralston expects that the Depositary or its nominee, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary or its nominee. Ralston also expects that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name", and will be the sole responsibility of such participants.

  A Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary, except as otherwise provided in the Indenture. A Global Security representing SAILS is exchangeable only if (x) the Depositary notifies Ralston that it is unwilling or unable to continue as Depositary for such Global Security or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and Ralston fails to appoint a successor Depositary within 90 days or (y) Ralston in its sole discretion determines that such Global Security shall be exchangeable or (z) there shall have occurred and be continuing an Event of Default or an event which with the giving of notice or lapse of time or both would constitute an Event of Default with respect to the SAILS. Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for certificates in definitive form representing SAILS issuable in such denominations and in such names as the Depositary holding such Global Security shall direct. Subject to the foregoing, the Global Security is not exchangeable, except for a Global Security of like denomination to be registered in the name of the Depositary or its nominee.

CERTAIN COVENANTS

  Limitations on Liens. Ralston covenants that it will not have, nor will it permit any Domestic Subsidiary (defined as a Subsidiary the majority of the operating assets of which are located within, and the principal business of which is carried on in, the United States of America, other than a subsidiary engaged primarily in the business of purchasing accounts receivable, making loans and advances against accounts receivable and chattels and related types of financing or engaged primarily in the business of owning, developing or leasing real property) to have, any lien on its properties or assets or upon any income or profits therefrom without equally and ratably securing the SAILS. This restriction does not apply to certain permitted liens, including (a) liens on property existing at the time of acquisition thereof and certain purchase money mortgages; (b) liens on property of any corporation existing at the time such corporation becomes a Domestic Subsidiary; (c) liens existing as of the date of the Indenture; (d) liens which secure debt owing to Ralston or a Domestic Subsidiary by a Domestic Subsidiary; (e) liens arising from assignments of moneys due under contracts within the United States; (f) liens on property created in contemplation of the sale or disposition of such property provided that after 120 days from the creator such lien such property shall not be owned by Ralston or any Domestic Subsidiary and any indebtedness secured by such mortgage shall be without recourse to Ralston or any Domestic Subsidiary; (g) liens arising from judgments being appealed and from certain pledges and deposits; and (h) any extension, renewal or replacement of any lien referred to in the foregoing clauses (a) through (g), inclusive.

  Limitations on Sale and Lease-back Transactions. Ralston covenants that it will not enter, nor will it permit any Domestic Subsidiary to enter, into any sale and lease-back transactions involving any Principal Property (as defined), other than a sale by a Domestic Subsidiary to Ralston and other than transactions for temporary periods not exceeding five years by the end of which period it is intended that the use of the leased property by the lessee will be discontinued, unless Ralston, within 120 days after the transfer of title to such Principal Property, applies to the redemption of indebtedness which is pari passu with the SAILS maturing more than 12 months after its creation an amount equal to the net proceeds received by Ralston or such Domestic Subsidiary upon such sale. Under the Indenture, a Principal Property is defined as a battery, protein or pet food manufacturing plant owned by Ralston or a Subsidiary as of May 26, 1995, (and any future additions or improvements thereto) and located within the United States of America.

  Exempted Transactions. Notwithstanding the foregoing provisions, Ralston or any Domestic Subsidiary may create liens on its property or assets without equally and ratably securing the SAILS or enter into sale and lease-back transactions involving a Principal Property without redeeming indebtedness if, after giving effect thereto, the aggregate amount of indebtedness of Ralston and its Domestic Subsidiaries secured by liens otherwise prohibited plus the aggregate amount of Attributable Debt (defined as the present value, computed by discounting at the rate of interest per annum borne by the SAILS, of the obligation of a lessee for net rental payments during the remaining term of any lease) in respect of such sale and lease-back transactions does not exceed 5% of the Consolidated Net Tangible Assets (defined as total assets less (a) all liabilities except (i) notes payable; (ii) current maturities of long-term debt; (iii) current maturities of obligations under capital leases; (iv) long-term debt and long-term obligations under capital leases; and (b) goodwill and intangible assets) of Ralston and its Domestic Subsidiaries.

EVENTS OF DEFAULT

  An Event of Default with respect to the SAILS is defined in the Indenture as being: (a) default for 30 days in payment of any installment of interest on the SAILS; (b) default in the payment of any principal on the SAILS; (c) default by Ralston in performance of any of the covenants or warranties in the Indenture contained therein for the benefit of the SAILS which shall not have been remedied for a period of 90 days after written notice to Ralston by the Trustee or to Ralston and the Trustee by the Holders of not less than 25% in principal amount of the SAILS then outstanding; and (d) certain events of bankruptcy, insolvency or reorganization of Ralston.

  The Indenture provides that if an Event of Default shall have occurred and be continuing with respect to the SAILS, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the then outstanding SAILS may declare the principal of all the SAILS, together with accrued interest, to be due and payable immediately. Upon certain conditions such declaration (including a declaration caused by a default in the payment of principal or interest, the payment for which has subsequently been provided) may be annulled by the Holders of a majority in principal amount of the SAILS then outstanding. In addition, past defaults may be waived by the Holders of a majority in principal amount of the SAILS then outstanding as were entitled to declare such default, except a default in the payment of the principal of or interest on the SAILS or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the approval of the Holder of each SAILS so affected.

  The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the Holders of SAILS before proceeding to exercise any right or power under the Indenture at the request of the Holders of the SAILS. The Indenture also provides that the Holders of a majority in principal amount of the outstanding SAILS may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the SAILS.

  The Indenture contains a covenant that the Company will file annually with the Trustee a certificate as to the absence of any default or specifying any default that exists.

SATISFACTION AND DISCHARGE

  The Indenture shall be satisfied and discharged with respect to the SAILS when: (1) either (A) all SAILS theretofore authenticated and delivered have been delivered to the Trustee canceled or for cancellation; or (B) all SAILS not theretofore delivered to the Trustee canceled or for cancellation (i) have become due and payable or (ii) will become due and payable at their Maturity within one year and Ralston, in the case of (i) or (ii) above, has deposited or caused to be deposited with the Trustee an amount sufficient to pay and discharge the entire indebtedness of the SAILS for principal and interest to the date of such deposit (in the case of the SAILS which have become due and payable), or to the Maturity Date, as the case may be; (2) Ralston has paid or caused to be paid all other sums payable under the Indenture by Ralston with respect to the SAILS; and (3) Ralston has delivered to the Trustee an officer's certificate and an Opinion of Counsel each stating that all conditions precedent provided in the Indenture relating to the satisfaction and discharge thereof with respect to the SAILS have been complied with.

MODIFICATION, WAIVER AND MEETINGS

  The Indenture contains provisions permitting Ralston and the Trustee, with the consent of the Holders of not less than 50% in principal amount of the SAILS then outstanding, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the Holders of SAILS, except that no such supplemental indenture may, without the consent of the Holders of all outstanding SAILS (i) change the final maturity of the principal of, or installment of interest, if any, on, any SAILS, or reduce the principal amount thereof or the interest thereon, or change the maturity of or reduce the amount of any payment to be made with respect thereto, or change the currency in which the principal of or interest on the SAILS is denominated or payable, or impair the right to institute suits for the enforcement of any payment on or after the Maturity thereof; or (ii) reduce the percentage in principal amount of the outstanding SAILS, the consent of the Holders of which is required for any supplemental indenture, or the consent of the Holders of which is required for any waiver of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences provided for in the Indenture.

  The Holders of a majority in aggregate principal amount of the outstanding SAILS may on behalf of all Holders of the SAILS (i) waive any past default under the Indenture with respect to the SAILS, except a default in the payment of principal or interest or a covenant or provision that cannot be modified or amended without the consent of the Holders of each outstanding SAILS, and (ii) waive compliance by Ralston with certain provisions of the Indenture, including the provisions concerning limitations upon liens and sale and lease-back transactions.

  The Indenture contains provisions for convening meetings of the Holders of the SAILS. A meeting may be called at any time by the Trustee, and also, upon request, by Ralston or the Holders of at least 25% in aggregate principal amount of the outstanding SAILS. Any resolution passed or decision taken at any meeting of Holders of the SAILS duly held in accordance with the Indenture will be binding on all Holders of the SAILS.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  Ralston covenants that it will not merge or consolidate or sell or convey all or substantially all of its assets unless the successor corporation is Ralston or is a domestic corporation which assumes Ralston's obligations on the SAILS and under the Indenture, and after giving effect to such transaction Ralston or the successor corporation would not be in default under the Indenture.

CONCERNING THE TRUSTEE

  The First National Bank of Chicago is the trustee under the Indenture with regard to Ralston's 7 7/8% Debentures due 2025 and the 7 3/4% Debentures due 2015 previously issued, and also an Indenture dated as of January 31, 1992, with Ralston, with regard to the following securities previously issued: (i) 8 5/8% Debentures due 2022 and (ii) 8 1/8% Debentures due 2023. Ralston maintains a deposit account and conducts other banking transactions with the Trustee in the ordinary course of business.

GOVERNING LAW

  The Indenture and each SAILS shall be deemed to be contracts under the law of the State of New York and for all purposes shall be construed in accordance with the law of such state.

SAME-DAY FUNDS SETTLEMENT SYSTEM AND PAYMENT

  Settlement for the SAILS will be made by the Underwriters in immediately available funds. All payments of principal and interest on the Global Securities will be made by Ralston in immediately available funds.

  The SAILS will trade in the Depositary's Same-Day Funds Settlement System until Maturity, and secondary market trading activity in the SAILS will therefore be required by the Depositary to settle in immediately available funds.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  The following is a summary of certain of the material U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation or partnership created or organized under the laws of the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust which is subject to the supervision of a court within the United States and the control of a United States fiduciary as described in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code") (any of the foregoing, a "U.S. Person") who is the beneficial owner of a SAILS (a "U.S. Holder"). Bryan Cave LLP, special tax counsel to Ralston, has advised Ralston that the conclusions of law expressed in the following summary represent the opinion of Bryan Cave LLP. All references to "Holders" (including U.S. Holders) are to beneficial owners of the SAILS. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this Prospectus (or, in the case of certain Treasury regulations in proposed form, as of such date), all of which are subject to change at any time (possibly with retroactive effect). Because such laws, regulations, rulings and decisions are technical and complex, the discussion below necessarily represents only a general summary.

  This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial Holders of the SAILS, who purchase the SAILS at the offering price set forth on the cover page of this Prospectus and who will hold the SAILS and, if applicable, the IBC Common Stock and Reported Securities as capital assets. This summary does not address all aspects of federal income taxation that may be relevant to a particular U.S. Holder in light of the holder's individual investment circumstances or to certain types of U.S. Holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the SAILS as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

  No statutory, judicial or administrative authority directly addresses the characterization of the SAILS or instruments similar to the SAILS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the SAILS are not certain. No ruling is being requested from the IRS with respect to the SAILS and no assurance can be given that the IRS will agree with the conclusions expressed herein. In addition, although Bryan Cave LLP has given its opinion confirming the conclusions of law expressed in this summary, Bryan Cave LLP has stated it could give no opinion with respect to the specific tax consequences of owning or disposing of SAILS, including the characterization of SAILS for U.S. federal income tax purposes. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SAILS SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SAILS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

  Pursuant to the terms of the Indenture, Ralston and every Holder of a SAILS will be obligated (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a SAILS for all tax purposes as a forward purchase contract to purchase IBC Common Stock and Reported Securities at Maturity (including as a result of acceleration or otherwise). Under the terms of the forward contract: (a) at the time of issuance of the SAILS the Holder deposits irrevocably with Ralston a fixed amount of cash equal to the Initial Price of the SAILS to assure the fulfillment of the holder's purchase obligation described in clause (c) below, (b) until Maturity Ralston will be obligated to pay interest on the deposit at a rate equal to the stated rate of interest on the SAILS as compensation to the holder for Ralston's use of the cash deposit during the term of the SAILS, and (c) at Maturity the cash deposit unconditionally and irrevocably will be applied by Ralston in full satisfaction of the holder's obligation under the forward purchase contract, and Ralston will deliver to the holder the number of shares of IBC Common Stock and Reported Securities that the holder is entitled to receive at the time pursuant to the terms of the SAILS (subject to Ralston's right to deliver cash in lieu of shares of IBC Common Stock and Reported Securities). Consistent with the above characterization, (i) amounts paid to Ralston in respect of the original issue of a SAILS will be treated as allocable in their entirety to the amount of the cash deposit attributable to such SAILS, and (ii) amounts denominated as interest that are payable with respect to the SAILS will be characterized as interest payable on the amount of such deposit, includible annually in the income of a U.S. Holder as interest income in accordance with the Holder's method of accounting. (Prospective investors should note that cash proceeds of this offering will not be segregated by Ralston during the term of the SAILS, but instead will be commingled with Ralston's other assets and applied in a manner consistent with the "Use of Proceeds" discussion above.)

  Under the above characterization of the SAILS, a U.S. Holder's tax basis in a SAILS generally will equal the Holder's cost for that SAILS. Upon the sale or other taxable disposition of a SAILS, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in the SAILS. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the SAILS for more than one year at the time of disposition.

  Under the above characterization of the SAILS, if Ralston delivers IBC Common Stock and Reported Securities at Maturity, a U.S. Holder will recognize no gain or loss on the purchase of IBC Common Stock and Reported Securities against application of the monies received by Ralston in respect of the SAILS. A U.S. Holder will have a tax basis in such stock equal to the U.S. Holder's tax basis in the SAILS (less the portion of the tax basis of the SAILS allocable to any fractional share, as described in the next sentence). A U.S. Holder will recognize gain or loss (which will be short-term capital gain or loss) with respect to cash received in lieu of fractional shares, in an amount equal to the difference between the cash received and the portion of the basis of the SAILS allocable to fractional shares (based on the relative number of fractional shares and full shares delivered to the holder). If at Maturity Ralston pays the SAILS in cash, a U.S. Holder will recognize gain or loss equal to any difference between the amount of cash received from Ralston and the U.S. Holder's tax basis in the SAILS at that time.

  Due to the absence of authority as to the proper characterization of the SAILS, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the federal income tax consequences of owning a SAILS under Treasury regulations promulgated in June 1996 governing contingent payment debt instruments (the "Contingent Payment Regulations"). The Contingent Payment Regulations apply to debt instruments issued on or after August 13, 1996. The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a "comparable yield" for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a "comparable yield", be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the interest actually paid on a contingent debt instrument, the owner of that instrument recognizes ordinary interest income in excess of the cash the owner receives. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument is treated as ordinary income. Any loss realized on such sale, exchange or redemption is treated as an ordinary loss to the extent the U.S. Holder's original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally is treated as a capital loss.

  The Contingent Payment Regulations should not apply to the SAILS, because those Regulations apply only to debt instruments that provide for contingent payments. The SAILS are payable by the delivery of shares of IBC Common Stock and Reported Securities (unless Ralston exercises its option to deliver cash at Maturity) and provide economic returns that are indexed to the performance of IBC Common Stock and Reported Securities. The SAILS therefore offer no assurance that a U.S. Holder's investment will be returned to the Holder at Maturity. Accordingly, the SAILS should be characterized for tax purposes, not as debt instruments, but as forward purchase contracts in respect of which holders have deposited a fixed amount of cash with Ralston, on which interest is payable at a fixed rate. If, however, the IRS argued successfully that the Contingent Payment Regulations applied to the SAILS, then, among other matters, (i) gain realized by a U.S. Holder on the sale or other taxable disposition of a SAILS (including as a result of payments made at Maturity) generally would be characterized as ordinary income, rather than as short- or long-term capital gain (depending on whether the SAILS had been held for more than one year at the time of such disposition), and (ii) a U.S. Holder would recognize ordinary income, or ordinary or capital loss (as the case may be, under the rules summarized above) on the receipt of shares of IBC Common Stock and Reported Securities, rather than capital gain or loss upon the ultimate sale of such stock.

  Even if the Contingent Payment Regulations do not apply to the SAILS, it is possible that the IRS could seek to characterize the SAILS in a manner that results in tax consequences to initial U.S. Holders of the SAILS different from those reflected in the Indenture and described above.

NON-UNITED STATES PERSONS

  In the case of a Holder of the SAILS that is not a U.S. Person, payments made with respect to the SAILS should not be subject to U.S. withholding tax, provided that such Holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the SAILS by a Holder that is not a U.S. Person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such Holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition of the SAILS or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  A Holder of the SAILS may be subject to information reporting and to backup withholding at a rate of 31% of certain amounts paid to the Holder unless such Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules of the IRS. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated July 23, 1997 (the "Underwriting Agreement") the underwriters named below (the "Underwriters") for whom Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc., Lehman Brothers Inc., J.P. Morgan Securities Inc. and Salomon Brothers Inc are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from Ralston the following respective numbers of SAILS:

    UNDERWRITER                                                 NUMBER OF SAILS
    -----------                                                 ---------------
      Credit Suisse First Boston Corporation...................      992,934
      Bear, Stearns & Co. Inc..................................      992,932
      Lehman Brothers Inc. ....................................      992,932
      J.P. Morgan Securities Inc...............................      992,932
      Salomon Brothers Inc.....................................      992,932
      George K. Baum & Company.................................      302,723
      Sanford C. Bernstein & Co., Inc. ........................      302,723
      A.G. Edwards & Sons, Inc. ...............................      302,723
      Janney Montgomery Scott Inc. ............................      302,723
      Prudential Securities Incorporated.......................      302,723
      The Robinson-Humphrey Company, Inc. .....................      302,723
                                                                   ---------
        Total..................................................    6,781,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the SAILS offered hereby (other than those shares covered by the over-allotment option described below), if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

  Ralston has granted to the Underwriters an option, expiring on the close of business on the 30th day after the date of this Prospectus, to purchase up to 633,036 additional SAILS at the initial public offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the SAILS. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional SAILS as it was obligated to purchase pursuant to the Underwriting Agreement.

  Ralston has been advised by the Representatives that the Underwriters propose to offer the SAILS offered hereby to the public initially at the public offering price set forth on the cover page of this Prospectus and through the Representatives to certain dealers at such price less a concession of $1.11 per share, and the Underwriters and such dealers may allow a discount of $0.10 per share on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

  Ralston, IBC and IBC's officers and directors, including Mr. Stiritz and Mr. Elsesser, have agreed that they will not issue, sell, offer, agree to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to any additional SAILS or shares of IBC Common Stock, any options, warrants or other rights to purchase any shares of IBC Common Stock, or securities convertible into, exercisable or exchangeable for any shares of IBC Common Stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days from the date of this Prospectus, except (i) sales of IBC Common Stock by Ralston to IBC or (ii) options granted and IBC Common Stock issued pursuant to employee benefit plans and stock option plans existing on the date of this Prospectus.

  Ralston and IBC have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

  The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of SAILS in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when SAILS originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of SAILS to be higher than it would otherwise be in the absence of such transactions.

  The SAILS will be a new issue of securities with no established trading market. The SAILS have been approved for listing on the NYSE subject to official notice of issuance. The Underwriters intend to make a market in the SAILS, subject to applicable laws and regulations. However, the Underwriters are not obligated to do so and any such market-making may be discontinued at any time at the sole discretion of the Underwriters without notice. Accordingly, no assurance can be given as to the liquidity of such market.

  This offering is being made pursuant to the provisions of Section 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

                         NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

  The distribution of the SAILS in Canada is being made only on a private placement basis exempt from the requirement that Ralston prepare and file a prospectus with the securities regulatory authorities in each province where trades of SAILS are effected. Accordingly, any resale of the SAILS in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the SAILS.


REPRESENTATIONS OF PURCHASERS

  Each purchaser of SAILS in Canada who receives a purchase confirmation will be deemed to represent to Ralston and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such SAILS without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

  The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

  All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

  A purchaser of SAILS to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any SAILS acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from Ralston. Only one such report must be filed in respect of SAILS acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

  Canadian purchasers of SAILS should consult their own legal and tax advisers with respect to the tax consequences of an investment in the SAILS in their particular circumstances and with respect to the eligibility of the SAILS for investment by the purchaser under relevant Canadian legislation.

                                LEGAL OPINIONS

  The validity of the SAILS will be passed upon for Ralston by James M. Neville, Vice President, General Counsel and Assistant Secretary of Ralston. At June 30, 1997, Mr. Neville was the beneficial owner of 26,485 shares of Common Stock of Ralston. Additionally, as of June 30, 1997, 439 shares of Common Stock, and 1,499 shares of Ralston's Series A ESOP Preferred Stock, convertible under certain conditions into Common Stock, of Ralston were allocated to Mr. Neville's accounts under certain of Ralston's benefit plans. Certain tax matters with respect to the SAILS will be passed upon for Ralston by Bryan Cave LLP, St. Louis, Missouri. Certain legal matters will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Simpson Thacher & Bartlett will rely on the opinion of James M. Neville as to certain matters of Missouri law.

                                    EXPERTS

  The financial statements incorporated in this Prospectus by reference to the Ralston Purina Company Annual Report on Form 10-K for the year ended September 30, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-
MATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY RALSTON OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER BY BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UN-LAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF
THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF RALSTON SINCE SUCH DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
                                  PROSPECTUS
Available Information....................................................   2
Incorporation of Certain Documents by Reference..........................   2
Summary of the Offering..................................................   3
Risk Factors Relating to SAILS...........................................   4
Ralston Purina Company...................................................   7
Use of Proceeds..........................................................   7
Ratio of Earnings to Fixed Charges.......................................   7
Interstate Bakeries Corporation..........................................   8
Relationship between Ralston Purina Company and Interstate Bakeries
 Corporation.............................................................   9
Price Range of Interstate Bakeries Corporation Common Stock and
 Dividends...............................................................  10
Capitalization...........................................................  11
Selected Financial Information of Ralston................................  12
Description of the SAILS.................................................  13
Certain United States Federal Income Tax Considerations..................  23
Underwriting.............................................................  26
Notice to Canadian Residents.............................................  27
Legal Opinions...........................................................  28
Experts..................................................................  28

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                                     LOGO

                                $419,998,187.50

                                   6,781,000
                           Stock Appreciation Income
                           Linked Securities (SAILS)

                   7% Exchangeable Notes Due August 1, 2000

                                  PROSPECTUS

                          CREDIT SUISSE FIRST BOSTON

                           BEAR, STEARNS & CO. INC.

                                LEHMAN BROTHERS

                               J.P. MORGAN & CO.

                             SALOMON BROTHERS INC

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